Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel    :+91 40 4900 2900

Fax   :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

January 29, 2020

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Intimation

This is to inform you that the audit of our API manufacturing plant at Srikakulam, Andhra Pradesh (CTO VI), by the US FDA, has been completed on January 28, 2020. We have been issued a Form 483 with 5 (five) observations. We will address them comprehensively within the stipulated timeline.

This is for your information and records.

With regards,

/s/ Vikas Sabharwal
Vikas Sabharwal
Assistant Company Secretary

CC:- New York Stock Exchange Inc.(Stock Code :RDY)